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18001684

SEC Mail Processing Section

FEB 28 2018

Washington DC 415

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axiom Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, Suite 2000
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID C WRIGHT (212) 521-3820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 2000 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Liam F. Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axiom Capital Management, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MARIA DICHIARA
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01-W14939966
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES: 08-01 -2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axiom Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial position presents fairly, in all material respects, the financial condition of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Axiom Capital Management, Inc.'s auditor since 1994.

Greenwood Village, Colorado
February 21, 2018

Axiom Capital Management, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	470,459
Receivables:		
Clearing broker		1,405,703
Affiliates and shareholders		8,151
Other		54,818
Securities owned, at market value		13,210
Furniture, equipment and leasehold improvements, at cost, net of accumulated amortization and depreciation of $850,400		69,333
Other assets		263,529
	$	**2,285,203**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions and salaries payable	$	381,573
Accrued expenses and other liabilities		673,825
Loan payable		36,557
Total liabilities		1,091,955
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding		1
Additional paid-in capital		2,832,576
Deficit		(1,574,329)
		1,258,248
Less treasury stock, at cost		(65,000)
Total shareholders' equity		1,193,248
	$	**2,285,203**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATUTE OF OPERATIONS

Organization - Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission (the SEC") and as an introducing broker with the Commodity Futures Trading Commission. In this capacity, it executes both principal and agency transactions and participates in underwritings. The Company conducts business primarily with other broker-dealers that are located in the New York Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the northeastern United States.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements - The Company provides for depreciation of furniture, telecommunications equipment and computer equipment on the straight-line method based on estimated lives of three to five years. Leasehold improvements are amortized over the term of the lease or the life of the improvements, whichever is greater.

Fair Value Measurements - The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue - The Company records securities transactions and related revenue and expenses on a trade date basis. Other income is recognized as earned.

Income Taxes - The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the United States of America (the "USA") federal jurisdiction and may file income tax returns in various states within the USA. The Company is not subject to income tax return examinations by major taxing authorities for years prior to 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes accrued interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2016-18, *Statement of Cash Flows* (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for the Company for the fiscal year beginning after December 15, 2017, and interim periods within this fiscal year, and requires a retrospective transition method. The adoption of this guidance will not have a material impact on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), to clarify the principles used to recognize revenue for all entities. The FASB deferred implementation of this guidance by one year with the issuance of ASU 2015-14, until January 1, 2018. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis. The Company has elected to use the modified retrospective method of adoption. Any adjustment due to the cumulative effect of initially applying the new guidance, recognized at the date of initial application, will be an adjustment to retained earnings.

The Company has completed its evaluation of potential changes from adopting ASU 2014-09 on its financial reporting and disclosures, which included a detailed review of contractual terms for all of its significant revenue streams. For transactions which include trade dates, that date will be used to recognize revenue. When contracts include milestones, revenue will be determined for each milestone and revenue will be earned as the milestones are completed. Some revenue will include uncertainties, such as collectability or the possibility that a significant reversal of the cumulative amount of revenue recognized may occur, that are beyond the Company's control. In these situations the revenue is known as variable consideration. Revenue earned which is variable consideration; the Company has determined it will be earned as cash receipts are received. Based on the evaluation performed, the Company will not have an adjustment on the Company's financial statements, but disclosures related to revenue recognition will likely be expanded.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing their right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for the Company beginning January 1, 2019 and we are currently evaluating the impact that ASU 2016-02 will have on our financial statements.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2017, consisted of the following:

Furniture and fixtures	$	878,265
Telecommunications equipment		31,679
Computer equipment		9,789
		919,733
Accumulated amortization and depreciation		850,400
	$	69,333

During August 2017, the Company retired its fully amortized leasehold improvements totaling $182,267. This was due to the Company, at lease expiration, vacating its New York City office space and relocating.

During July 2017, the Company entered into two capital leases for telecommunication equipment and computer equipment for $31,679 and $9,789, respectively.

For the year ended December 31, 2017, the Company incurred amortization and depreciation expense totaling $30,345.

NOTE 4 – LOANS PAYABLE

During July 2017, the Company entered into two separate lease financing agreements; one for acquiring telecommunications equipment and the other for acquiring computer equipment. Both agreements contained bargain purchase options and were accounted for as capital leases. The Company's monthly payments for the telecommunications equipment and computer equipment are $1,052 and $325, respectively. Interest accrues at the Company's incremental borrowing rate of 12%, with both leases expiring during July 2020.

At December 31, 2017, the following is a summary of all loans payable:

Telecommunications equipment	$	27,927
Computer equipment		8,630
	$	36,557

At December 31, 2017, principal payments on loans payable are as follows:

Year		Amount
2018	$	12,831
2019		14,459
2020		9,267
2021		-
2022		-
	$	36,557

For the year ended December 31, 2017, interest expense paid on these loans payable totaled $1,976.

NOTE 5 - COMMITMENTS

The Company leases office space and equipment from unrelated parties under noncancellable operating leases expiring from October 2018 through October 2021. The office leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

At December 31, 2017, aggregate minimum future rental commitments under these operating leases are as follows:

Year	Amount
2018	$ 233,838
2019	22,390
2020	23,062
2021	19,696
2022	-
Total	$ 298,987

Total rental expense of $349,820 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2017.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.17 of the Commodity Exchange Act. At December 31, 2017, the Company had net capital and net capital requirements of $817,362 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.31 to 1. According Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 1996, the Company issued a note receivable with a face amount of $43,635 to the minority shareholder. This note receivable was due during 2001 and was recorded at its estimated fair value at inception of $30,025. The discount from the face of the note receivable was accrued to interest income over the life of the note receivable using the effective interest rate method.

On April 28, 2017, the minority shareholder resigned from the Company and sold his shares back to the Company for $58,635. Simultaneously with this transaction the Company repaid its note receivable to this shareholder for $58,635.

Dalstar Corp., an entity owned by the Company's majority shareholder advanced the Company several short-term loans, for 45 days each, totaling $1,600,000, so the Company could participate in several investment banking transactions. For these short-term loans the majority shareholder was paid origination fees and interest totaling $40,000 which was included in interest expense for the year ended December 31, 2017. All short-term loans were repaid during 2017.

In addition, the Company paid consulting fees and commissions totaling $539,910 during the year ended December 31, 2017. The majority shareholder made a capital contribution on March 31, 2017 totaling $100,000.

NOTE 8 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various Client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the Client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the Client's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. Also, the Company has deposits in banks in excess of the federally insured amount of $220,459 which is subject to loss should the bank cease business.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company is involved in various disputes arising in the normal course of business, some of which are indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

NOTE 9 - FAIR VALUE MEASUREMENTS

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value, due to the short-term nature of the assets. Securities owned are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value, due to the short-term nature of the liabilities. The Company's assets and liabilities recorded at fair value have been categorized based upon fair value hierarchy accordance with ASC 820.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2017
Assets:				
Securities, at fair value	$ 13,210	$ -	$ -	$ 13,210
Liabilities:				
Securities sold, but not yet purchased	$ -	$ -	$ -	$ -

The Company did not have any significant transfers of securities between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2017.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.